FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes                               No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes                               No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                               No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Free Translation of the Minutes No. 149 from the Meeting held on March 22, 2004

MINUTES No. 149: In the City of Buenos Aires, at 4.30 p.m. of March 22, 2004, the Board of Directors of NORTEL INVERSORA S.A. hold a meeting with the presence of the Regular Directors and the undersigned members of the Surveillance Committee.

The meeting is chaired by Mr. Alberto Y. Messano Colucci who, after verifying that a quorum is present, calls the meeting to order and submits the following Agenda for consideration:

1) Call for Annual Regular Shareholders’ Meeting and Special Meeting of Classes A and B Preferred Shareholders to be held jointly.

The Chairman takes the floor and reminds those present that, as provided by General Resolution 400/2002 of the National Securities Commission, which regulates Decree No. 677/01, the Audit Committee must be organized as of May 28, 2004. It is therefore necessary to propose to the Meeting the approval of a budget for said Committee.

Furthermore, the Chairman states that, as provided by section 234, subsections 1, 2, 3, and the last paragraph of Law No. 19,550, the Board must call for an Annual Regular Shareholders’ Meeting and a Special Meeting of Classes A and B Preferred Shareholders to be held jointly and lay down the items of the Agenda to be dealt with thereat.

After a short discussion, the Board unanimously resolves:

A)	To call for an Annual Regular Shareholders’ Meeting and a Special Meeting of Classes A and B Preferred Shareholders to be held jointly on first call on April 29, 2004, at 3.00 p.m., at Av. Alicia Moreau de Justo 50, Ground Floor, Buenos Aires, to deal with the following:

AGENDA

1)	Appointment of two shareholders to sign the minutes.

2)	Review of the documentation required by section 234, subsection 1, of Law No. 19,550 and the Rules of the National Securities Commission and the Buenos Aires Stock Exchange, as well as the accounting documents in English required by the United States Securities and Exchange Commission for the fiscal year ended December 31, 2003.

3)	Analysis of the performance of the Board of Directors and the Surveillance Committee for the fiscal year ended December 31, 2003.

4)	Consideration of the Board of Directors’ compensation (allotted amount: $60,000) for the fiscal year ended December 31, 2003, which recorded a computable loss according to the Rules of the National Securities Commission.

5)	Authorize the Board of Directors to make advance payments against fees to the directors discharging technical administrative duties or special assignments, subject to the approval of the shareholders’ meeting. Determination of the amount of such advances.

6)	Compensation to the Surveillance Committee and the Independent Auditors for the fiscal year ended December 31, 2003.

7)	Consideration of the results for the fiscal year and the Board’s proposal not to allocate dividends and to maintain the net profit for the year ended December 31, 2003 amounting to $197 million as unappropriated profits, which record a loss of $616 million.

8)	Consideration of the budget for the Audit Committee.

9)	Election of the members of the Surveillance Committee.

10)	Appointment of the Company’s Independent Auditors for the fiscal year ending December 31, 2004 and determination of their compensation.

11)	Setting the number of regular and alternate directors.

12)	Election of a regular director and an alternate director for Classes A and B Preferred Shares as a whole.

13)	Election of regular and alternate directors for Common Shares.

14)	Indemnity to the members of the Board of Directors, the Surveillance Committee and any other officer or executive of the Company. Purchase of civil liability insurance.

In order to attend the Meetings, Common Shareholders and Class A Preferred Shareholders (whose record is kept by the Company) must send an attendance notice, while Class B Preferred Shareholders must deposit the relevant certificate issued by Caja de Valores, in both cases not less than three business days prior to the date of the Meeting, at Av. Alicia Moreau de Justo 50, 11th floor, Buenos Aires, between 2 p.m. and 6 p.m. The deadline is April 23, 2004, at 6 p.m. Item 12 of the Agenda will be discussed at the Special Meeting of Class A and B Preferred Shareholders. The place where the Meetings will be held is not the registered office of the Company.

B)	To publish the notice of the Annual Regular Meeting and Special Meeting of Class A and B Preferred Shareholders in the Official Gazette and in “La Nación” newspaper.

C)	To give notice of this call to the National Securities Commission and the Buenos Aires Stock Exchange by submitting the relevant documentation in the form and terms required by said entities.

After a short discussion, the Board unanimously resolves to propose the following motions to the Shareholders with regard to the items of the Agenda for the Shareholders’ Meetings to be held on April 29, 2004.

First: It is proposed to the Meeting that the two major shareholders (or their proxies) of record be appointed to participate in the Meeting.

Second: It is proposed that the documentation for fiscal year ended December 31, 2003 (i.e., the Report of the Board of Directors, the Financial Statements, the Information Review, the Report of the Surveillance Committee and section 68 of the Listing Regulations of the Buenos Aires Stock Exchange and further documentation for the fiscal year, including the documentation in English required by the Securities & Exchange Commission) be approved as submitted by the Board of Directors and –where applicable- by the Surveillance Committee.

Third: The performance of the members of the Board of Directors and the Surveillance Committee during the fiscal year ended December 31, 2003 is submitted to the Meeting for consideration.

Fourth: Motion is made to allot fees to Independent Director Carlos Marcelo Villegas in the amount of $60,000 for his technical administrative duties performed during fiscal year 2003.

Fifth: Motion is made to authorize the Board of Directors to make advance payments of fees up to $180,000 to the Board members who will perform technical administrative duties or special assignments during the fiscal year ending December 31, 2004, making it clear that said $180,000 would apply to all the Board as a whole and not to each member separately.

Sixth: Motion is made to allocate to the Surveillance Committee a total compensation of $60,000 for the fiscal year ended December 31, 2003. With regard to the compensation of the Independent Auditors for the fiscal year ended December 2003, motion is made to fix it in a total amount of $40,000, which does not include VAT.

Seventh: Based on the provisions of section 71 of Law No. 19,550, it is motioned not to allocate dividends and to carry forward the entire net profit for the year ended December 31, 2003 ($197 million), which shows negative unappropriated profits of $616 million.

Eighth: As required by and for the purposes provided for in section 15 of Decree No. 677/2001, the approval of a budget in the amount of $50,000 for the Audit Committee for the fiscal year ending December 31, 2004 is proposed.

Ninth: The Board refrains from making a proposal on this item.

Tenth: Price Waterhouse & Co. are proposed as Independent Auditors for the fiscal year ending December 31, 2004, their compensation to be fixed by the Shareholders’ Meeting approving the Financial Statements for said fiscal year, with the authority to set the manner of payment and make advance payments being delegated to the Audit Committee.

Eleventh: It is motioned to set the number of regular and alternate directors in six, respectively, who shall hold office for the fiscal year ending December 31, 2004. The motion includes the regular and alternate director to be appointed jointly by Class A and B preferred shareholders at a special meeting of preferred shareholders upon dealing with item 12) of the Agenda.

Twelfth: The Board refrains from making a motion on this item and reminds those present that at least two of all the elected directors must be independent.

Thirteenth: The Board refrains from making a motion on this item and reminds the shareholders in charge of nominating directors and syndics of the need to inform the Shareholders’ Meeting if the latter are either “independent” or “not independent” according to the parameters set by the National Securities Commission. The Board also reminds that at least two of the elected directors must be independent.

Fourteenth: It is motioned to ratify the purchase of insurance covering the directors’, the Surveillance Committee members’ and all other officers’ and executives’ civil liability for any judicial or extrajudicial claim arising from or in connection with the acts performed by them in discharging their duties.

There being no further matters to be dealt with, the meeting is closed at 5.30 p.m.

Attendees:

Regular Directors:	Alberto Y. Messano Colucci
Ricardo Alberto Ferreiro
Oscar Cristianci
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas

Surveillance Committee:	Enrique Garrido
María Rosa Villegas Arévalo

Manager:	José Gustavo Pozzi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 2, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager